                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 31)


                              MICHAELS STORES, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)


                                   594087-10-8
                                 (CUSIP Number)


                                 ROBERT L. ESTEP
                           JONES, DAY, REAVIS & POGUE
                             2727 N. HARWOOD STREET
                               DALLAS, TEXAS 75201
                                 (214) 220-3939
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 31, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                         (Continued on following pages)

                              (Page 1 of 10 Pages)


CUSIP NO.594087-10-8                                    13D/A                                Page 2 of 10 Pages

================================================================================================================
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Sam Wyly
----------------------------------------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                  (b) / /
----------------------------------------------------------------------------------------------------------------

3            SEC USE ONLY
----------------------------------------------------------------------------------------------------------------

4            SOURCE OF FUNDS*

             BK, OO, WC
----------------------------------------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e) / /
----------------------------------------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------

   NUMBER OF             7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   836,822
   OWNED BY             ----------------------------------------------------------------------------------------
     EACH                8      SHARED VOTING POWER
   REPORTING
  PERSON WITH                   0
                        ----------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                1,336,822
----------------------------------------------------------------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
----------------------------------------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,336,822
----------------------------------------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* / /
----------------------------------------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.9 %
----------------------------------------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

================================================================================================================




CUSIP NO.594087-10-8                                    13D/A                                Page 3 of 10 Pages

----------------------------------------------------------------------------------------------------------------
             IN
================================================================================================================

================================================================================================================

1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Charles J. Wyly, Jr.
----------------------------------------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                  (b) / /
----------------------------------------------------------------------------------------------------------------

3            SEC USE ONLY
----------------------------------------------------------------------------------------------------------------

4            SOURCE OF FUNDS*

             BK, OO, WC
----------------------------------------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e) / /
----------------------------------------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------

   NUMBER OF             7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   466,444
   OWNED BY             ----------------------------------------------------------------------------------------
     EACH                8      SHARED VOTING POWER
   REPORTING
  PERSON WITH                   0
                        ----------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                716,444
----------------------------------------------------------------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
----------------------------------------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             716,444
----------------------------------------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* / /
----------------------------------------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.1%
----------------------------------------------------------------------------------------------------------------

================================================================================================================


CUSIP NO.594087-10-8                                    13D/A                                Page 4 of 10 Pages

----------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
================================================================================================================

         This Schedule 13D/A Amendment No. 31 hereby amends and restates in its entirety the Schedule 13D, filed jointly by Sam Wyly and Charles J. Wyly, Jr. with respect to the securities of Michaels Stores, Inc. (the "Company").

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the ownership of common stock, par value $.10 per share ("Common Stock"), of Michaels Stores, Inc., a Delaware corporation. The Company's principal executive offices are located at 8000 Bent Branch Drive, Irving, Texas 75063.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Mr. Sam Wyly and Mr. Charles J. Wyly, Jr. (collectively, the "Reporting Persons").

         The business address for each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly's present principal occupation is as Chairman of the Board of Directors of the Company. Charles Wyly's present principal occupation is as Vice Chairman of the Board of Directors of the Company.

         Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds to hold a portion of the shares of Common Stock is borrowings under revolving lines of credit maintained with Bank of America, N.A., formerly NationsBank of Texas, N.A. ("Bank of America") by each of (i) the trusts described in Item 5 for which Sam Wyly is trustee (the "Sam Wyly Trusts") and Tallulah, Ltd., and (ii) the trusts described in Item 5 for which Charles J. Wyly, Jr. is trustee (the "Charles Wyly Trusts") and Stargate, Ltd. See Item 6 below.

         The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were granted under stock option plans of the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock acquired by the Reporting Persons were acquired for investment. Depending upon market conditions and other factors that they deem material to an investment decision, the Reporting Persons may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, neither of the Reporting Persons have any present plans or proposals that

CUSIP NO.594087-10-8           13D/A                          Page 5 of 10 Pages

relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(c) On December 22, 1999, Sam Wyly resigned as trustee of the Lisa Wyly Revocable Trust and no longer has a reportable beneficial interest in the Common Stock owned by the trustee of the Lisa Wyly Revocable Trust. On December 8, 1999, Sam Wyly resigned as a trustee of the Kelly Wyly Elliott Trust and no longer has a reportable beneficial interest in the Common Stock owned by the trustee of the Kelly Wyly Elliott Trust.

         As a result of the above transactions, Sam Wyly beneficially owns 1,336,822 shares, or approximately 4.0 % of the outstanding Common Stock. Sam Wyly beneficially owns (i) 500,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 589,536 of such shares as the sole general partner of Tallulah, Ltd., and (iii) an aggregate of 74,786 of such shares as the sole trustee of the Sam Wyly Trusts listed below:

                                                     NUMBER OF SHARES
               NAME OF TRUST                        BENEFICIALLY OWNED
               -------------                        ------------------
      1.  The Christiana Parker Wyly Trust               37,393
      2.  The Andrew David Sparrow Wyly Trust            37,393

Sam Wyly possesses sole voting power with respect to 836,822 shares of Common Stock and sole dispositive power with respect to 1,336,822 shares of Common Stock.

         Charles J. Wyly, Jr. beneficially owns 666,444 shares, or approximately 2.1% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owns (i) 50,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 280,000 of such shares as a trustee of the general partner of Stargate, Ltd., 200,000 of which are by virtue of Stargate, Ltd.'s ownership of options to purchase Common Stock, and (iii) an aggregate of 386,444 of such shares as trustee of the Charles Wyly Trusts listed below:

                                                    NUMBER OF SHARES
                     NAME OF TRUST                 BENEFICIALLY OWNED
                     -------------                 ------------------
      1.  The Martha Caroline Wyly Trust                   74,969
      2.  The Charles J. Wyly, III Trust                  104,403
      3.  The Emily Ann Wyly Trust                        104,302
      4.  The Jennifer Lynn Wyly Trust                    102,770

Charles J. Wyly, Jr. possesses sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 716,444 shares of Common Stock.

         The Reporting Persons as a group beneficially own an aggregate of 2,053,266 shares of Common Stock, or approximately 6.1% of the outstanding Common Stock. The Reporting Persons as a group have sole voting power with respect to 1,303,266 shares of Common Stock and sole dispositive power with respect to 2,053,266 shares of Common Stock.

CUSIP NO.594087-10-8           13D/A                          Page 6 of 10 Pages

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by the Reporting Persons.
         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of (i) the Sam Wyly Trusts and Tallulah, Ltd. and (ii) the Charles Wyly Trusts and Stargate, Ltd. maintains separate revolving lines of credit with Bank of America (collectively, the "Bank of America Credit Facilities"). The obligations of each borrower to repay advances made under its Bank of America Credit Facilities are several, full-recourse obligations that are secured by the pledge of shares of Common Stock beneficially owned by the Reporting Persons as well as other securities. Each advance under a Bank of America Credit Facility bears interest at Bank of America's prime rate or at a floating rate, as elected by the borrower. The Bank of America Credit Facilities will mature on November 22, 2001.

         The foregoing descriptions of the agreements relating to the Loan Agreements, the Security Documents and the Bank of America Credit Facilities are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


        Exhibit 1*     Agreement pursuant to Rule 13d-1(k)(1).

        Exhibit 2.1 Form of Amended and Restated Loan Agreement, dated November 22, 1999, among Bank of America and each of
                       (i) the Sam Wyly Trusts and Tallulah, Ltd. and (ii) the Charles Wyly Trusts and Stargate, Ltd. (previously filed as Exhibit 2 to Amendment No. 26 to this Schedule 13D filed on December 12, 1996, SEC File No. 005-35305.)

        Exhibit 2.2 Form of Pledge Agreement, dated November 22, 1999, between Bank of America and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Stargate, Ltd.;
                       (iv) the Charles Wyly Trusts; (v) the Lisa Wyly Revocable Trust; (vi) the Laurie L. Wyly Revocable Trust; and (vii) the Kelly Wyly Elliott Trust (previously filed as Exhibit 3 to Amendment No. 26 to this Schedule 13D filed on December 12, 1996, SEC File No. 005-35305.)

        Exhibit 2.3 Form of Collateral Maintenance Agreement, dated November 22, 1999, between Bank of America and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                       (iii) Stargate, Ltd. (formerly known as Brush Creek, Ltd.); and (iv) the Charles Wyly Trusts (previously filed as Exhibit 4 to Amendment No. 26 to this
                       Schedule 13D filed on December 12, 1996, SEC File No. 005-35305.)

        Exhibit 2.4 Guaranty, executed as of November 22, 1999, by Tallulah, Ltd., the Sam Wyly Trusts, Stargate, Ltd. (formerly known as Brush Creek, Ltd.), the Charles Wyly Trusts, and Evan Wyly, in favor of Bank of America (previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D filed on December 12, 1996, SEC File No. 005-35305.)


-----------------------------------
  * Filed herewith.

CUSIP NO.594087-10-8           13D/A                          Page 7 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:    January 10, 2001            /s/ Sam Wyly
                                    ------------------------------------
                                    Sam Wyly



                                      /s/ Charles J. Wyly, Jr.
                                     -----------------------------------
                                     Charles J. Wyly, Jr.

CUSIP NO.594087-10-8           13D/A                          Page 8 of 10 Pages

                                  EXHIBIT INDEX


 EXHIBIT
 -------
   NO.
   --
     1.*      Agreement pursuant to Rule 13d-1(k)(1).

     2.1. Form of Amended and Restated Loan Agreement, dated November 22, 1999, among Bank of America and each of (i) the Sam Wyly Trusts and Tallulah, Ltd. and (ii) the Charles Wyly Trusts and Stargate, Ltd. (previously filed as Exhibit 2 to Amendment No. 26 to this Schedule 13D filed on December 12, 1996, SEC File No. 005-35305.)

     2.2. Form of Pledge Agreement, dated November 22, 1999, between Bank of America and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Stargate, Ltd.; (iv) the Charles Wyly Trusts; (v) the Lisa Wyly Revocable Trust; (vi) the Laurie L. Wyly Revocable Trust; and (vii) the Kelly Wyly Elliott Trust (previously filed as Exhibit 3 to Amendment No. 26 to this
              Schedule 13D filed on December 12, 1996, SEC File No.
              005-35305.)

     2.3. Form of Collateral Maintenance Agreement, dated November 22, 1999, between Bank of America and each of (i) Tallulah, Ltd.;
              (ii) the Sam Wyly Trusts; (iii) Stargate, Ltd. (formerly known as Brush Creek, Ltd.); and (iv) the Charles Wyly Trusts (previously filed as Exhibit 4 to Amendment No. 26 to this
              Schedule 13D filed on December 12, 1996, SEC File No.
              005-35305.)

     2.4. Guaranty, executed as of November 22, 1999, by Tallulah, Ltd., the Sam Wyly Trusts, Stargate, Ltd. (formerly known as Brush Creek, Ltd.), the Charles Wyly Trusts, and Evan Wyly, in favor of Bank of America (previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D filed on December 12, 1996, SEC File No. 005-35305.)






------------------------------
   * Filed herewith.